Exhibit 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

Today’s Business Times reported that “BT understands [Chartered] has received a bid from Advanced Technology Investment Company (ATIC) to buy Temasek Holdings’s near-60 per cent stake at between $2.40 and $2.60 a share”.

Chartered Semiconductor Manufacturing Ltd (“Chartered”) wishes to clarify that it has not received such a bid from ATIC. From time to time, Chartered engages various parties in discussions to pursue business opportunities or concerning the strategic direction of the company, with a view to maximizing value for all shareholders. There is no assurance that any definitive or binding agreement will result from these discussions.

Shareholders of Chartered are therefore advised to exercise caution when dealing in their shares in Chartered.

Issued by
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

May 29, 2009
Singapore